FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2022
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Director/PDMR Shareholding dated 10 November 2022
Exhibit No. 2	Total Voting Rights dated 30 November 2022

Exhibit No. 1

10 November 2022

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

1.   NatWest Group plc (the Company) announces that ordinary shares of £1.0769* each in the Company (Shares) (ISIN:GB00BM8PJY71) were delivered to PDMRs on 7 November 2022, under the NatWest Group 2014 Employee Share Plan (the Plan), as set out below.

The Shares delivered represent payment of a fixed share allowance (FSA) for the three month period ending 31 December 2022 and have been calculated using a Share price of £2.3316.

The number of Shares delivered, the number of Shares withheld to meet associated tax liabilities and the number of Shares retained by each PDMR is as follows:-

Name of PDMR	Position of PDMR	No. of Shares delivered	No. of Shares withheld to satisfy associated tax liability	No. of Shares retained
Robert Begbie	CEO, NatWest Markets	16,084	7,732	8,352
Peter Flavel	CEO, Wealth Businesses	26,806	12,618	14,188
Bruce Fletcher	Chief Risk Officer, NatWest Group	35,920	16,908	19,012
David Lindberg	CEO, Retail Banking	34,848	16,404	18,444
Scott Marcar	Chief Information Officer	57,633	27,129	30,504
Andrew McLaughlin	CEO, Commercial & Institutional for the non-ring-fenced bank	2,145	1,010	1,135
Katie Murray	Chief Financial Officer	82,026	38,611	43,4151
Alison Rose	Chief Executive Officer	120,304	56,628	63,6761
John-Paul Thwaite	CEO, Commercial & Institutional for the ring-fenced bank	33,508	15,773	17,735
Jen Tippin	Chief People & Transformation Officer	44,230	20,820	23,410
1. The shares will be released in instalments over a five year period.

* Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share

The market price used to determine the number of Shares withheld to meet associated tax liabilities was £2.3812. Shares retained after payment of associated tax liabilities will be held on behalf of PDMRs in the Computershare Share Plan Account and will be released in instalments over a three year period, unless otherwise indicated above.

2.   The Company also announces that it has been notified of the PDMR set out below selling Shares on the date and at the price indicated:

Name of PDMR	Position of PDMR	No. of Shares sold	Price of Shares sold	Date Shares sold
Alison Rose	Chief Executive Officer	250,000	£2.3910	10 November 2022

3.   The Company also announces that on 7 November 2022, a conditional Buy-out award (Award) was granted under the Plan to the PDMR set out below in order to replace awards forfeited by the individual on leaving their previous employer.

Name of PDMR	Position of PDMR	Award price	No. of Shares granted
Scott Marcar	Chief Information Officer	£2.61692	581,681
2. The Award price has been calculated using a 5 day average Share price taken immediately prior to the PDMR joining the Company.

The above transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44(0)20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 2

NatWest Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, NatWest Group plc ("NWG") hereby notifies the following in respect of its issued share capital with voting rights as at 30 November 2022.

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			30 November 2022
Ordinary Shares of £1.0769* (excluding ordinary shares held in treasury)	9,663,945,797	4	38,655,783,188
Ordinary Shares of £1.0769* held in treasury	122,078,126	4	Voting rights not exercisable
11% Cumulative Preference Shares of £1	240,686	4	962,744
5.5% Cumulative Preference Shares of £1	242,454	4	969,816
Total:	9,786,507,063		38,657,715,748

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

Shareholders may use the above figure of 38,657,715,748 for their calculations to determine whether they are required to notify their interest in, or a change to their interest in NWG under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 30 November 2022

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary